

Mail Stop 7010

May 15, 2008

Via U.S. Mail and Fax (713) 960-7660

Mr. W.H. Wells
Chief Financial Officer
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, TX 77056

>   **Re: Rowan Companies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 28, 2008**
>
>   **Form 10-Q for the Quarterly Period Ended March 31, 2008**
>   **Filed May 9, 2008**
>   **File No. 1-05491**

Dear Mr. Wells:

        We have reviewed your response letter dated April 21, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for fiscal year ended December 31, 2007

Note 1. Revenue and Expense Recognition, page 52

1.   We note that you do not recognize revenues on percentage-of-completion contracts until the underlying project is at least 10% complete from your response to prior comment number 3. Please clarify how you determined that your policy to defer revenue in this manner complies with SOP 81-1. Explain whether you are able to produce reasonably dependable estimates in the early stages of your contracts. If you are, explain how you considered the guidance in paragraph 25 of SOP 81-1 when determining that it is appropriate to defer revenue in your percentage-of-completion contracts. In addition, clarify how you account for the contract costs prior to the point that you begin recognizing revenue.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief